FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, T3C 0X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

Date: April 14, 2004	By: /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and CEO

CENTRAL FUND OF CANADA LIMITED

For Immediate Release to
Canada News Wire and
U.S. Disclosure Circuit

TSX SYMBOL:  CEF.A
AMEX SYMBOL:  CEF

CENTRAL FUND CLOSES U.S. $114,075,000 SHARE ISSUE

        TORONTO, Ontario (April 8, 2004/CNW/) — Central Fund of Canada Limited of Calgary, Alberta announced today that it has completed the sale of 19,500,000 Class A shares at U.S.$5.85 which was underwritten by CIBC World Markets Inc. and raised total gross proceeds of US$114,075,000. The Shares were sold to investors in Canada and in the United States, under the multijurisdictional disclosure system.

        The issue was completed at a price that was both non-dilutive and accretive to the net asset value of Class A shareholders prior to the issue. In addition, due to the Company’s larger asset base as a result of this issue, the operating costs (expense ratio) will be reduced on a per share basis for all Class A Shareholders.

        In accordance with its investment policies, Central Fund has invested the net proceeds (after underwriter’s commission and expenses of issue) in gold and silver bullion, with the balance of the net proceeds reserved for working capital and additional bullion purchases.

        The new total of issued and outstanding Class A Shares of Central Fund of Canada Limited is 79,296,320. The investment holdings of Central Fund are now represented by approximately 523,591 fine ounces of gold, 26,173,714 ounces of silver and U.S.$10,170,767 primarily in cash for working capital and additional bullion purchases.

        A prospectus with respect to the offering of Class A shares was filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Copies of the U.S. prospectus relating to the offering may be obtained from CIBC World Markets Corp., fax: 212 667-6136, e-mail: USEProspectus@us.cibc.com. Copies of the Canadian prospectus may be obtained from CIBC World Markets Inc., fax 416-594-7242.

        Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Class A shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund’s Auditors and bank representatives. Class A shares are quoted on the AMEX, symbol CEF and the TSX, symbol CEF.A.

Information regarding Central Fund of Canada Limited is available at www.centralfund.com.

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878 or write to info@centralfund.com